SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly Held Company
National Directory of Legal Entities (C.N.P.J) 02.558.074/0001-73
Company Registration Identification Number (NIRE) 35.3.0015879-2

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Publicly Held Company
National Directory of Legal Entities (C.N.P.J) 02.558.129/0001-45
Company Registration Identification Number (NIRE) 33.3.0026819-7

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Publicly Held Company
National Directory of Legal Entities (C.N.P.J) 02.558.144/0001-93
Company Registration Identification Number (NIRE) 29.3.0002389-2

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Publicly Held Company
National Directory of Legal Entities (C.N.P.J) 02.558.132/0001-69
Company Registration Identification Number (NIRE) 53.3.0000580-0

CELULAR CRT PARTICIPAÇÕES S.A.
Publicly Held Company
National Directory of Legal Entities (C.N.P.J) 03.010.016/0001-73
Company Registration Identification Number (NIRE) 43.3.0003902-1

RELEVANT NOTICE

Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A. (the “Companies”) hereby inform regarding (i) articles published in many national newspapers during the week of July 7th, 2003 based on statements made by a representative from Portugal Telecom, SGPS, S.A, one of the indirect controllers of the Companies to an European newspaper, and (ii) the article published on July 30th, 2003 by the Portuguese newspaper Público regarding a possible corporate restructuring involving the Companies, that they were notified by this shareholder, that at this moment there is no definition about the fulfillment of the referred corporate restructuring and its possible structure or stated period.

The fulfillment of such corporate restructuring does not interfere in the merging of shares of Tele Centro Oeste Celular Participações S.A. by Telesp Celular Participações S.A already informed to the market.

FERNANDO ABELLA GARCIA LUIS	ANDRÉ CARPINTERO BLANCO
Investor Relations Officer of	Investor Relations Officer of
Telesp Celular Participações S.A.	Tele Centro Oeste Celular Participações S.A.
Tele Sudeste Celular Participações S.A.
Tele Leste Celular Participações S.A.
Celular CRT Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.